Exhibit 99.1

Foresight Completes Technological US Roadshow, Touring 19 Leading Vehicle Manufacturers and Tier One Suppliers

Many participating companies express interest in proof-of-concept (POC) projects to further evaluate the technology for potential enhancement of safety systems

NESS ZIONA, Israel — November 10, 2021 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today announced that last week the Company successfully completed a two-week series of technological demonstrations in the U.S. for 19 top American and global vehicle manufacturers, Tier One suppliers and autonomous systems developers.

The demonstrations generated great interest from many participating companies interested in engaging in POC projects to further evaluate the technology for possible enhancement of existing advanced driver assistance systems (ADAS). Foresight presented the latest technological developments for its unique auto-calibration software solution, suitable for both stereo visible-light and thermal infrared cameras, and its ability to generate 3D information, either by separating stereo cameras or by creating a stereo system from existing mono cameras.

The current series of technological demonstrations was carried out in the Silicon Valley area and in Detroit, in collaboration with Teledyne FLIR, a world-leading industrial technology company focused on intelligent sensing solutions. Foresight’s technological roadshows offer potential customers the chance to experience the Company’s unique solutions firsthand.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the demonstrations generated great interest from many participating companies interested in engaging in POC projects to further evaluate the technology for possible enhancement of existing ADAS. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654